

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 25, 2010

Ronald J. Knutson
Senior Vice President and Chief Financial Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plains, Illinois 60018

> **Re:** **Lawson Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-10546**

Dear Mr. Knutson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant